Exhibit 99.1

On May 31, 2006, Spirit Finance Corporation (“Spirit Finance”) acquired 178 real estate properties from SKO Group Holding Corp. (“SKO”) for $815.3 million (the “Property Acquisition”).  In conjunction with the Property Acquisition, Spirit Finance entered into long-term triple-net master lease agreements with two wholly-owned subsidiaries of SKO.  The SKO subsidiaries operate over 350 general merchandise retail locations under the “ShopKo” and “Pamida” names in both mid-sized to larger cities and small, rural communities across the Midwest, North Central, Rocky Mountain and Pacific Northwest states.  At June 30, 2006, Spirit Finance’s real estate leased to these subsidiaries accounted for approximately one-third of Spirit Finance’s total real estate investments.  As Spirit Finance continues to acquire additional real estate investments, this concentration is expected to decrease.

The SKO subsidiaries are required to furnish Spirit Finance various financial statements and other financial information under their lease agreements.  Due to the concentration of these two tenants at June 30, 2006 in relation to Spirit Finance’s total assets, included in this exhibit are the unaudited financial statements of SKO as of April 29, 2006 and January 28, 2006 and for the 13 weeks ended April 29, 2006 and April 30, 2005, provided to Spirit Finance by SKO in accordance with the terms of the lease agreements.  SKO also provided Spirit Finance with additional financial information related to its first quarter operations, which is included within the discussion of results below.  These financial statements and the financial information below should be read in conjunction with the audited financial statements of SKO as of January 28, 2006 and January 29, 2005 and for the Four Weeks Ended January 28, 2006, the Forty-eight Weeks Ended December 31, 2005, and the Years Ended January 29, 2005 and January 31, 2004, included in Spirit Finance’s Form 8-K/A dated May 31, 2006.

SKO’s first quarter ended on April 29, 2006; accordingly, SKO’s financial statements for that period do not reflect the Property Acquisition by Spirit Finance that occurred on May 31, 2006. The following discussion contains additional financial information that was provided by SKO:

At the end of its first quarter, SKO operated 355 stores consisting of 138 ShopKo Stores and 217 Pamida Stores.  At the end of the same period in the prior year, SKO operated 366 stores consisting of 143 ShopKo Stores and 223 Pamida Stores.  For the 13 weeks ended April 29, 2006, consolidated sales were lower by approximately $16 million, mainly attributable to the closure of stores.  Same store sales at the locations operating at April 29, 2006 were relatively flat, posting a slight decrease of 0.5%.  Gross margin decreased by approximately $6 million, of which approximately half is related to the store closures. The balance is related primarily to markdowns taken for the liquidation of inventory that did not fit with Pamida’s merchandise strategy.

As described in Note 10 to the accompanying consolidated financial statements of SKO, SKO used the proceeds from Spirit’s purchase of the ShopKo and Pamida properties to repay its outstanding secured real estate borrowings; accordingly, certain expenses, such as the interest expense and the amortization of deferred financing costs related to the real estate borrowings, which are reflected in the accompanying statements, are not expected to be recurring.  Subsequent to the end of the first quarter, in connection with the Property Acquisition, SKO used approximately $93 million of the net proceeds from the sale, after repayment of the secured real estate borrowings, to reduce amounts outstanding under its lines of credit, improving SKO’s liquidity.  SKO’s cash balance at the end of the first quarter was $23.0 million versus $21.0 million at January 28, 2006.  The availability under SKO’s lines of credit as of April 29, 2006 was $131.5 million, versus $123.5 million at January 28, 2006.

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THIRTEEN WEEKS ENDED APRIL 29, 2006 (SUCCESSOR) AND

APRIL 30, 2005 (PREDECESSOR)

(In thousands)

	Successor	Predecessor
	April 29, 2006 (13 weeks)	April 30, 2005 (13 weeks)
REVENUES:
Net sales	$687,515	$703,259
Licensed department rentals and other income	3,398	3,460
Total Revenues	690,913	706,719

COSTS AND EXPENSES:
Cost of sales (before depreciation and amortization)	505,023	515,251
Selling, general and administrative expenses	159,364	162,193
Depreciation and amortization expenses	7,511	20,881
Total costs and expenses	671,898	698,325

EARNINGS FROM OPERATIONS	19,015	8,394

INTEREST EXPENSE	26,967	7,361

(LOSS) INCOME BEFORE INCOME TAXES	(7,952)	1,033

INCOME TAX (BENEFIT) PROVISION	(3,181)	397

NET (LOSS) INCOME	$(4,771)	$636

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF APRIL 29, 2006 (SUCCESSOR), APRIL 30, 2005 (PREDECESSOR) AND JANUARY 28, 2006 (SUCCESSOR)
(In thousands, except share data)

	Successor	Predecessor	Successor
	April 29, 2006	April 30, 2005	January 28, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,963	$26,800	$21,018
Receivables, net of allowance for losses of $2,146, $1,947 and $2,055, respectively	56,974	51,307	64,528
Merchandise inventories	566,970	597,322	532,042
Other current assets	10,094	10,879	10,652

Total current assets	657,001	686,308	628,240

PROPERTY AND EQUIPMENT—Net	848,881	724,456	855,827

INTANGIBLE ASSETS—Net	32,094	19,163	32,555

DEFERRED INCOME TAXES	22,303	—	22,303

DEBT ISSUANCE COSTS	39,426	3,492	43,878

OTHER ASSETS	6,837	9,182	7,513

TOTAL	$1,606,542	$1,442,601	$1,590,316

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term debt	$73,449	$78,242	$47,456
Accounts payable—trade	240,699	257,593	218,169
Accrued compensation and related taxes	19,823	31,223	32,784
Deferred taxes and other accrued liabilities	107,626	102,570	121,509
Accrued income and other taxes	27,044	38,333	39,969
Current portion of long-term debt and capital lease obligations	9,193	7,688	8,937

Total current liabilities	477,834	515,649	468,824

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS—Less current portion	1,059,473	236,767	1,055,420

OTHER LONG-TERM OBLIGATIONS	27,266	20,927	19,332

DEFERRED INCOME TAXES	—	22,963	—

COMMITMENTS AND CONTINGENCIES	—	—	—

SHAREHOLDERS’ EQUITY:
Predecessor:
Preferred stock (par value $0.01; 20,000,000 shares authorized, none issued)	—	—	—
Common stock (par value $0.01; 75,000,000 shares authorized and 31,580,000 issued)	—	320	—

Successor:
Common stock (par value $0.001; 1,000 shares authorized, issued and outstanding)
Additional paid-in capital	55,000	403,613	55,000
Retained earnings	(13,031)	283,030	(8,260)
Less treasury stock—at cost	—	(40,668)	—

Total shareholders’ equity	41,969	646,295	46,740

TOTAL	$1,606,542	$1,442,601	$1,590,316

See notes to consolidated financial statements.

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THIRTEEN WEEKS ENDED APRIL 29, 2006 (SUCCESSOR) AND

APRIL 30, 2005 (PREDECESSOR)

(In thousands)

	Successor	Predecessor
	April 29,	April 30,
	2006	2005
	(13 weeks)	(13 weeks)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,771)	$636
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	7,511	20,881
Amortization of deferred financing costs	4,452	—
Gain on the sale of property and equipment	—	(177)
Change in assets and liabilities—net of effects of the Acquisition:
Receivables	7,554	10,712
Merchandise inventories	(34,927)	(33,223)
Other current assets	558	(1,833)
Other assets	662	72
Accounts payable and accrued liabilities	(17,654)	13,386
Other long-term obligations	7,934	(1,049)

Net cash (used in) provided by operating activities	(28,681)	9,405

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(96)	(2,806)
Proceeds from the sale of property and equipment	420	321
Payments for pharmacy customer lists	—	(1,552)

Net cash (used in) provided by investing activities	324	(4,037)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings (repayments) under revolving credit facilities	33,651	—
Borrowings (repayments) of other debt and capital lease obligations	(3,349)	(9,681)
Proceeds from exercise of stock options	—	6,007
Purchase of treasury stock	—	(4)

Net cash provided by (used in) financing activities	30,302	(3,678)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,945	1,690

CASH AND CASH EQUIVALENTS—Beginning of period	21,018	25,110

CASH AND CASH EQUIVALENTS—End of period	$22,963	$26,800

See notes to consolidated financial statements

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE THIRTEEN WEEKS ENDED APRIL 29, 2006 (SUCCESSOR)

(In thousands)

			Additional
	Common Stock		Paid-in	Retained	Total
	Shares	Amount	Capital	Earnings	Shares	Amount

BALANCE—January 28, 2006 (Successor)	1	$—	$55,000	$(8,260)	1	$46,740

Net loss				(4,771)		(4,771)

BALANCE—April 29, 2006 (Successor)	1	$—	$55,000	$(13,031)	1	$41,969

See notes to consolidated financial statements.

SKO GROUP HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—SKO Group Holding Corp. (the “Company”) was incorporated by an investment fund affiliated with Sun Capital Partners, Inc. (“Sun Capital”) in December 2005 for the purpose of acquiring all of the outstanding shares of common stock of ShopKo Stores, Inc. (“ShopKo”). The Company is a wholly-owned subsidiary of SKO Group Holding LLC (the “Parent”), which is owned by an affiliate of Sun Capital and other co-investors. On December 28, 2005, the Company acquired all of the issued and outstanding shares of ShopKo (the “Acquisition”). The Company does not conduct significant activities apart from its investment in ShopKo. References to the “Company” and “ShopKo” are used interchangeably herein.

The Company has two wholly-owned operating subsidiaries, ShopKo and Pamida, Inc. (“Pamida”), which are engaged in providing general merchandise and retail health services through two separate, distinct retail formats. ShopKo stores are operated in the Midwest, Western and Pacific Northwest states in mid-sized to larger cities; while Pamida stores are operated in Midwest, North Central and Rocky Mountain states in small, rural communities.

Basis of Presentation—As a result of the Acquisition, the Company’s financial position, results of operations and cash flows as of and for the 13 weeks ended April 30, 2005 are presented as the “Predecessor.” The Company’s financial position, results of operations and cash flows as of and for the 13 weeks ended April 29, 2006 are presented as the “Successor.”

The Acquisition and related financings were given effect as of the close of business on December 31, 2005. The financial information contained herein for the Successor reflects purchase accounting, and in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, the purchase price is allocated to the underlying assets and liabilities based upon their respective estimated fair values.

Interim Financial Statements - The Company operates on a 52/53-week fiscal year basis.  The 2006 fiscal year (53 weeks) will end on February 3, 2007 and the 2005 fiscal year (52 weeks) ended January 28, 2006.  The accompanying consolidated financial statements have been prepared by the Company without audit.  However, the foregoing financial statements reflect all adjustments (which include only normal recurring adjustments) which are, in the opinion of Company Management, necessary to present fairly the consolidated financial position of the Company as of April 29, 2006 and April 30, 2005, and the results of operations for the then ended 13 week periods.

These interim results are not necessarily indicative of the results of the fiscal years as a whole because the operations of the Company are highly seasonal.  The fourth fiscal quarter has historically contributed a significant part of the Company’s earnings due to the Christmas selling season.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  The Company’s fiscal 2005 audited financial statements contain a summary of significant accounting policies and include the consolidated financial statements and the notes to the consolidated financial statements.  The same accounting policies are followed in the preparation of interim reports.  The accompanying un-audited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the fiscal year ended January 28, 2006.  The Company’s consolidated financial statements were included in the Form 8-K/A filed by Spirit Finance Corporation on June 12, 2006.

2.      THE ACQUISITION

The Company acquired ShopKo pursuant to an Agreement and Plan of Merger, dated as of October 18, 2005, as amended (the “Merger Agreement”). Pursuant to the Merger Agreement, each issued and outstanding share of ShopKo common stock was converted into the right to receive $29.07 in cash and all options to acquire shares of ShopKo common stock outstanding were cancelled in exchange for a cash payment. Including transaction costs of $5.0 million, the total consideration paid to existing common share and option holders was $905.5 million. The Acquisition was financed with cash on hand, a capital contribution of $55.0 million from the Parent funded by investments from an affiliate of Sun Capital and the co-investors, and borrowings under the new senior secured asset-backed revolving credit and bridge loan facilities (see Note 6). The Acquisition occurred simultaneously with (i) the closing of the financing transactions and equity contribution described above, (ii) the redemption of $94.3 million principal amount of outstanding 9.25% senior unsecured notes, (iii) the redemption of $46.7 million in outstanding mortgage notes payable, and (iv) the termination of the previous revolving credit facility. In connection with the early redemption of the senior unsecured notes and mortgage notes, the Company paid a pre-payment premium to noteholders aggregating $33.7 million.

The Acquisition was accounted for as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations. Accordingly, the total acquisition cost was allocated to the respective assets and liabilities based upon their estimated fair values on the date of the Acquisition. At the date of Acquisition, the preliminary appraised fair market value of net assets acquired exceeded the purchase price; therefore, no goodwill is reflected in the consolidated balance sheet. The excess of estimated fair market value of net assets acquired over purchase price was allocated to non-current assets. The Company’s purchase price allocation is preliminary and further refinements may be necessary. The preliminary purchase price allocation, inclusive of the Acquisition financing activities, is as follows (in millions):

Cash and cash equivalents	$21.2
Receivables	66.8
Merchandise inventories	542.3
Other current assets	7.6
Property and equipment	859.4
Intangible assets	32.4
Debt issuance costs and other assets	46.5
Total assets acquired	1,576.2
Current liabilities	489.1
Acquisition debt	924.6
Other long-term debt and capital lease obligations assumed	107.5
Total liabilities assumed	1,521.2
Equity contribution	$55.0

The Company has allocated approximately $32.4 million to identifiable intangible assets, of which approximately $11.7 million relates to the indefinite-lived tradenames of ShopKo and Pamida. These indefinite-lived tradenames are not subject to amortization as management expects these tradenames to generate cash flows indefinitely. The remaining intangible assets represent primarily customer relationships, and will be amortized over their estimated useful life of 10 years.

As discussed in Note 10, the Company has entered into an agreement with a third party to sell 173 owned properties and five ground leased properties. The Company has allocated approximately $815.3 million to the fair value of these properties in the preliminary purchase price allocation.

The Company has established reserves for employee severance costs of $8.1 million and for store exit costs of $13.7 million resulting from decisions directly related to the Acquisition. As of April 29, 2006, the Company had made payments of $1.9 million with respect to employee severance and no payments with respect to store exit costs. The Company expects that the actions necessary to complete the employee severance and store exits will be completed within one year of the Acquisition.

Pro Forma Financial Information — The following unaudited pro forma financial information for the 13 weeks ended April 30, 2005 was prepared as if the Acquisition had occurred at the beginning of fiscal 2005:

(In millions)	13 Weeks Ended April 30, 2005
Revenues	$706.7
Net loss	(2.8)

Pro forma adjustments have been made to reflect depreciation and amortization using asset values recognized after applying purchase accounting adjustments, interest expense on borrowings used to finance the Acquisition and management fees.  The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Acquisition had taken place at the beginning of fiscal 2005, or that may result in the future.

3.      RELATED PARTY TRANSACTIONS

Real Estate Advisory Services Agreement—On March 21, 2006, the Company entered into a one-year agreement with KLA-Shopko, LLC (KLA) whereby KLA will provide advisory and other services to the Company in relation to the Company’s real estate assets (the “Real Estate Advisory Agreement”). For the services to be rendered by KLA, the Company shall pay to KLA an advisory fee of $1.2 million, plus out-of-pocket expenses, during the twelve month period ending on March 21, 2007. To the extent KLA provides material services in connection with the sale of any of the Company’s real estate assets, KLA is entitled to receive a fee of 0.5% of the gross sale price of such assets. To the extent KLA provides material services in connection with any financing or refinancing arrangements with respect to the Company’s real estate assets, KLA is entitled to receive a fee of 0.25% of the gross amount of such financing up to $700.0 million, and 0.75% of the excess, if any, of any financing over that amount.

4.      PROPERTY AND EQUIPMENT

Property and equipment as of April 29, 2006 and April 30, 2005 includes (in thousands):

	Successor	Predecessor
	April 29, 2006	April 30, 2005
Property and equipment—at cost:
Land	$283,285	$118,311
Buildings	541,658	682,813
Equipment	22,836	577,734
Leasehold improvements	4,362	73,966
Property under construction	446
Property under capital leases	5,260	120,653

Total property and equipment	857,847	1,573,477

Less accumulated depreciation and amortization	(8,966)	(849,021)

Property and equipment—net	$848,881	$724,456

On May 9, 2006, the Company entered into an agreement to sell real properties with a net book value at April 29, 2006 of approximately $807.4 million (see Note 10).

5.                      INTANGIBLE ASSETS

Intangible assets as of April 29, 2006 and April 30, 2005 are as follows (in thousands):

	Successor	Predecessor
	April 29,	April 30,
	2006	2005

Intangible assets:
Customer relationships	$20,777	$28,237
Indefinite lived tradenames	11,653	3,176
Other	606	(2,983)
Total intangible assets	33,036	28,430
Less accumulated amortization	(942)	(9,267)
Intangible assets—net	$32,094	$19,163

6.                      DEBT

The components of the Company’s debt as of April 29, 2006 and April 30, 2005 are as follows (in thousands):

	Successor	Predecessor
	April 29,	April 30,
	2006	2005

Revolving credit facilities	$366,449	$78,242
Real estate facility	699,163	0
Senior unsecured notes, 9.25% due March 15, 2022	5,667	99,677
Mortgage and other obligations	924	51,834
Capital lease obligations	69,912	92,944
	1,142,115	322,697
Less—current portion of long-term debt and capital lease obligations	(9,193)	(7,688)
Less—portion of revolving credit facility presented as short-term debt	(73,449)	(78,242)
Long-term debt and capital lease obligations	$1,059,473	$236,767

Revolving Credit Facility—At the time of the Acquisition, the Company obtained a new senior secured asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility, which terminates on December 28, 2010, provides revolving credit loans of up to $660.0 million. The Revolving Credit Facility consists of two components, Revolver A and Revolver B, both of which are subject to borrowing base calculations based primarily on a percentage of inventory and accounts receivable. Revolver B loans are deemed to be the first loans made and the last loans repaid.  Interest for both Revolver A and B is payable monthly. The Revolving Credit Facility is essentially secured by all the assets of the Company excluding real property and equipment. The Revolving Credit Facility limits the number of store closings, payment of dividends, incurring new indebtedness, repurchase of common stock, capital expenditures and transactions with affiliates, including payment of management fees, and also requires the Company to meet certain financial performance covenants. The Company was in compliance with all covenants as of April 29, 2006.

As of April 29, 2006, the Company has $366.4 million of borrowings outstanding under the Revolving Credit Facility.  Of the total borrowings outstanding, $73.4 million is classified as short-term debt, which represents the Company’s estimate of the amount of principal repayment under this facility during fiscal 2006.

The Company issues documentary letters of credit during the ordinary course of business as required by certain foreign vendors, as well as stand-by letters of credit as required by certain insurers and other parties. As of April 29, 2006 and April 30, 2005, the Company had outstanding stand-by letters of credit of $26.9 million and $19.3 million, respectively, and outstanding documentary letters of credit of $4.3 million and $6.9 million, respectively.

Revolver A has maximum available borrowings and letters of credit up to $600.0 million. The total outstanding letters of credit is limited to $200.0 million. Borrowings bear interest at a variable rate based on a certain formula (6.5% at April 29, 2006). At April 29, 2006, there were borrowings of $321.0 million under Revolver A with $131.5 million of additional borrowings available.

Revolver B has maximum available borrowings up to $60.0 million. Borrowings bear interest at a variable rate based on a certain formula (11.2% at April 29, 2006). At April 29, 2006 there were borrowings of $45.5 million under Revolver B with no additional borrowings available.

At April 30, 2005, the Company had $78.2 million under the revolving credit portion of its prior senior secured credit facility that was terminated at the time of the Acquisition. The related weighted average interest rate on outstanding borrowings was 4. 8%.

Real Estate Facility—On January 27, 2006, the Company, utilizing special purpose subsidiaries formed to hold its real estate assets, obtained $700.0 million in private placement mortgage financing (the “Real Estate Facility”). The full amount of the Real Estate Facility was borrowed on January 27, 2006. The Real Estate Facility has a term of two years with a one year renewal option subject to certain conditions and fees. Of the total Real Estate Facility, $650.0 million bears interest at the LIBOR rate plus 2.527% and $50.0 million bears interest at LIBOR rate plus 7.75%. The Real Estate Facility is secured by most of the real property of the Company. Principal payments of $250,000 and related interest are due monthly in fiscal 2006 and principal payments of $500,000 and related interest are due monthly in fiscal 2007 with a balloon payment due when the agreement expires. There is no penalty for pre-payment of principal. The agreement required the Company to obtain an Interest Rate Cap Agreement (the “Interest Rate Cap”) for the term of the loan and has a notional amount equal to the principal balance of the loan and a strike rate of 6%. The carrying value of the Interest Rate Cap, and its fair market value at April 29, 2006, was $460,000.

Senior Unsecured Notes—In connection with the Acquisition, and pursuant to a cash tender offer commenced in June 2005, approximately $94.3 million (principal amount) of the Company’s senior unsecured notes were repaid on December 28, 2005. In connection with the early repayment of these notes, the Company paid a pre-payment premium of approximately $18.6 million.

Mortgage and Other Obligations—At April 30, 2005, the Company had a real estate mortgage of $47.4 million. In connection with the Acquisition, the outstanding principal amount of $46.7 million was repaid.

7.                      BENEFIT PLANS

Defined Contribution Plan—Substantially all employees of the Company are covered by a defined contribution profit sharing plan. The plan historically provided for two types of company contributions: a discretionary amount determined annually by the Board of Directors and an employer matching contribution equal to 100% of the first three percent and 50% of the next 2% of compensation contributed by participating employees. The Company did not make a discretionary contribution during the first quarter of fiscal 2006 with respect to fiscal 2005 operations.  Employer matching contributions were $ 2.1 million for the thirteen week period ended April 29, 2006, and $2.0 million for the thirteen week period ended April 30, 2005.

Other Benefits—The Company also provides certain supplemental retirement and postretirement benefits, other than pensions. Costs associated with these benefits are accrued during the employee’s service period. The annual cost and accumulated benefit obligation associated with these benefits are not material.

8.                      SEGMENT INFORMATION

The Company’s reportable segments are based on the Company’s strategic business operating units, and include a ShopKo Retail segment and a Pamida Retail segment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the Company’s fiscal 2005 Annual Report. The Company evaluates performance based on operating earnings of the respective business segments.

Summarized financial information concerning the Company’s reportable segments is shown in the following table (in thousands):

	First Quarter (13 Weeks) Ended
	April 29, 2006	April 30, 2005
Net Sales
ShopKo retail	$504,617	$517,851
Pamida retail	182,898	185,408

Total net sales	$687,515	$703,259

Earnings (loss) from operations
ShopKo retail	$23,498	$15,680
Pamida retail	829	21
Corporate	(5,312)	(7,307)

Total earnings from operations	$19,015	$8,394

9.                      LITIGATION

In connection with the Badger Merger Agreement, a lawsuit alleging breach of fiduciary duties was filed against ShopKo and its board of directors. This lawsuit was settled subsequent to the termination of the merger agreement and prior to the Acquisition for an immaterial amount.

In connection with ShopKo’s cash tender offer to purchase its 9.25% senior notes, certain of the holders of such notes filed a lawsuit in United States District Court, Southern District of New York, Federated Bond Fund, et al. v. ShopKo Stores, Inc., Sun Capital Partners Group IV, Inc., Sun Capital Partners IV, LP, SKO Group Holding Corp., and SKO Acquisition Corp. The plaintiffs allege, among other things, the defendants violated certain federal securities laws in obtaining consent solicitations in connection with the tender offer, committed fraud and made material misrepresentations. Plaintiffs claim the solicitation of consents was improperly extended; that the termination of the Badger Merger Agreement, the consummation of which was a condition to ShopKo’s obligation to perform the tender, made it impossible to satisfy such condition; that ShopKo made misrepresentations and failed to disclose material information necessary for bondholders to make an informed decision; and that defendants manipulated events in a deceptive and fraudulent manner. In connection with the Acquisition, ShopKo waived all conditions to the tender offer and purchased all tendered bonds. Each of the plaintiffs tendered their bonds while reserving their rights. The Company believes the litigation is without merit and plans to defend it vigorously. The Company filed a motion to dismiss on February 16, 2006. Oral arguments were held on May 12, 2006.

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the consolidated financial statements of the Company.

10.               SUBSEQUENT EVENT

On May 9, 2006, the Company entered into an agreement to sell 112 ShopKo and 66 Pamida properties (including the corporate headquarters, three distribution centers, the centralized optical facility and five ground lease properties) to a subsidiary of Spirit Finance Corporation (“Spirit”) for approximately $815.3 million. Spirit will acquire the real estate assets by purchasing 100% of the outstanding stock of ShopKo Stores, Inc. The operating assets of ShopKo and Pamida will remain with the Company. In addition, the Company has agreed to enter into master lease arrangements with Spirit whereby the Company will lease back the properties from Spirit for an initial term of 20 years for the ShopKo properties and 15 years for the Pamida properties. At the end of the initial lease term, the Company will have the option to renew the lease term of any individual property for two additional ten-year terms. The master lease arrangement provides for base rent of approximately $74.4 million per year, with an escalation provision every three years at the lesser of 6% or 1.25 times the product of the base rent and the increase in the consumer price index. ShopKo and Pamida, respectively, as tenants, will also be responsible for the payment of all operating expenses of the properties, including insurance, taxes, utilities, and other maintenance expenses. The sale-leaseback transaction closed on May 31, 2006 during the Company’s second fiscal quarter.  The proceeds from the transaction were used to repay the outstanding borrowings under the Real Estate facility plus accrued interest ($703.0 million), to pay closing costs related to the transaction estimated at $19.3 million, and for general corporate purposes.

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